HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

2 Februay 2007

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
December 2006 Quarterly Report – 31 January 2007

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES

EMERGING ZINC/LEAD PRODUCER

QUARTERLY REPORT
31 DECEMBER 2006

HIGHLIGHTS

- Apparent progress made on forestry application
- Development activities continue in parallel to above
- Capital costs re-estimate in line with previous guidance
- Lae Jehe exploration drill results continue to impress
- Additional non-executive director appointed to Board

www.herald.net.au

www.jaguarminerals.com.au

www.coronagold.com.au

31 January 2007

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web **www.herald.net.au**

HERALD RESOURCES

DAIRI ZINC/LEAD PROJECT

Herald	80%
PT Antam	20%


MEDAN
DAIRI
INDONESIA
SUMATRA

Overview

Development activities at the Dairi project continued throughout the quarter.

The Dairi Feasibility Study ("DFS") is based solely on development of the high-grade Anjing Hitam deposit (diluted reserves 6.6MT @ 15% Zn, 9% Pb) for an initial mine life of 7 years, although substantial other resources also exist within the project area, e.g. Lae Jehe 4.4MT @ 10% Zn, 5% Pb.

Approvals

As previously advised, the project still awaits the final approval from the Ministry of Forestry for the 37ha to be occupied by the mine installations and infrastructure. The greater part of this ground has long since been cleared and farmed.

Late last year the Ministry referred the matter to Commission IV (a sub-committee of the Indonesian Parliament dealing with forestry issues). The Company is scheduled to give a formal presentation to Commission IV on February 6th after which, assuming approval, a letter will be sent to the Minister of Forestry who will hopefully not delay the process further.

Meanwhile a letter has recently been sent by the Governor of North Sumatra Province directly to Indonesian President Susilo Bambang Yudhoyono entreating him to expedite the project's go-ahead.

The Company will announce further developments in this regard as they occur.

The Company's environmental impact assessment (AMDAL) for the road upgrade and operation between the site access road and the Dairi Regency capital, Sidikalang, has been approved by the regulatory authority. It only awaits final ratification and signing by the Regent (Bupati).

The Company's environmental monitoring and management scheme (UKL/UPL) proposed for the concentrate store and ship-loading operations at the Kuala Tanjung portsite has been approved by the Asahan Regency regulatory authority and signed by the Bupati.

Development activities

EPCM Works / Capital costs

The Project is progressing under the negotiated terms of the EPCM engineering contract. Formal signing of the contract is expected 1st quarter 2007 pending Forestry permit approval which directly affects milestone completion dates to be written into the contract.

Due to the forestry delays experienced last year and the finalization of plant layout and design, a complete budget re-estimate was undertaken during the quarter. The current estimate for capital costs to build the project are estimated at US$182M, i.e. slightly less than the 40% increase flagged by the Company in November. Of this amount, US$12M has been outlaid already, leaving US$170M to spend.

Engineering Design

- Engineering and design of the process plant and infrastructure well progressed.
- The delay to access into the forest area has provided more time to further rationalize earthworks design at the plantsite which may result in achieving a lower cost design solution.
- Specification of all major mechanical equipment items is complete. Minor mechanicals and infrastructure equipment are now being specified.
- Specification of major electrical equipment is now underway.
- Primary tailings facility design is nearing completion with a staged approach to construction to be adopted. Possible alternative locations are being assessed in parallel that may be cheaper and/or provide additional capacity for the long-term.
- Paste plant design and delivery is progressing.
- The permanent accommodation camp has been designed
- The port facility designs are progressing with the design and construct contractor
- A further testwork program is nearing completion and will contribute to the knowledge of discharge water quality and paste mix designs.

Procurement and Contracts

Tendering, adjudication and award has occurred on the following vendor supplied items and contracts:

- SAG and ball mill supply and construction contract
- Flotation cell supply
- Concentrate filter supply
- High and low pressure air equipment
- Jaw crusher
- Regrind mills
- Vacuum disc filter
- Thickeners
- Flocculant mixing package
- Apron and weighfeeders
- Vibrating screens
- Cyclones
- Project electrical motors
- Communications contract
- Indonesian based HR Management
- Construction logistics and transport
- Stages 1 of camp facilities
- Stage 2 of camp facilities
- Port design and construction contract
- Power Station construction contract
- Camp services contract
- Initial 'soft start' earthworks contract

Agitators, weighbridges, dust collectors and paste mixer supply packages are presently in the process of being adjudicated.

Certified design information is being received from vendors to be used in further development of process plant detailed design.

Power station negotiations are finalized and the construction agreement has been awarded to PT Trakindo, the Indonesian Caterpillar agent. The agreement in the Build, Own and Operate framework for operation and supply has been negotiated in parallel and will be awarded in due course.

HERALD RESOURCES

A labour and materials contract for construction of bulk earthworks associated with the access road and construction camp area has been awarded to PT Theiss Contracting Indonesia. This is a stand alone contract enabling construction to get underway outside the forest area providing 3.9km of access road and allowing access to mobilize the contractor to construct the permanent camp facilities.

The camp services contract has been entered into with PT Tata Wisata. This contract ensures adequate temporary camp facilities and services are provided in the initial earthworks phase of the project with the services contractor relocating and servicing the permanent camp once the facilities are constructed.

The master list outlining details of materials and equipment to be imported has been approved.

Road, Port Agreements

The agreement with the Dairi Regency public works authority, Praswil, governing the upgrading and concentrate transport usage of 32km of local road between site and the regional highway at Sidikalang was signed during the quarter.

A lease agreement with the port authority for usage of the land and water at Kuala Tanjung is under negotiation.

Construction

A construction office has been established adjacent to the access road site. The Construction Manager and Earthworks Supervisor have been mobilized to progress construction planning and implementation activities. Road base and materials for construction have been stockpiled in advance of mobilizing contractors.

Satellite communications have been established to the construction office.

Administration/Personnel

A program of project insurances has been put in place with AON Risk Services.

The Company's Human Resource Management office is established in Sidikalang to facilitate employment during the construction period. The office has been focused on establishing the skills base of national personnel to maximize employment and training in the region.

Senior project appointments made to date are as follows:

- Project Development Manager
- Mine General Manager
- Project Manager – Indonesia
- Financial Controller / Administration Manager
- Underground Mining Manager
- Mining Engineer
- Concentrator Manager
- Community Development Manager
- Government Relations Manager
- Construction Co-ordinator
- Accountants (3)

Plant Construction Schedule

The date for commissioning of the process plant is dependent upon the granting of forestry approval to access the plant site area, and acquisition of the remaining land along the access corridor.

Mining Planning and Contract

Ongoing detailed planning has shown that a cut and fill system can be effectively applied to much larger areas of the mine. This method reduces or eliminates many of the risks and complexities associated with the original DFS combination of small open stopes and cut and fill. This method reduces exposure to the hanging wall and at the same time permits a faster ramp up of ore production in the early stages of the mine.

Negotiations with the preferred mining Contractor have been ongoing throughout the quarter. Numerous issues have been resolved between the parties during this quarter but there remains one core issue to be resolved. It is hoped that this issue can be satisfactorily resolved during the coming quarter.

An external Consultant has been engaged to carry out detailed review of the cemented paste backfill system. This will include review of the paste rheology, paste plant design and detailed design of the paste placement infrastructure and methodology.

Bank Finance

Following the decision to mandate Societe Generale CIB Australia Branch (SGCIB) to provide finance facilities for the Dairi Project, the Company received from SG CIB a credit approved offer of finance facilities totaling US$70M.

Following the capital cost-re-estimation for the project (see above), SG CIB have advised the Company that subject to checking that re-estimation, as verified by an independent engineer, and additional funding being committed by the Company, SG CIB will continue to work towards confirming its earlier offer to provide the above facilities for the Project.


Bufulaga
Pb-Zn-Ag
Lae Maromas
Pb-Zn
Sinar Pagi
Pb-Ag
Lubuk Raya
Pb-Zn-Ag
PARONGIL
Pondok Gambir
Bongkaras
Lae Jehe
Batu Kapur
Basecamp
Anjing Hitam
Lae Puncu
Sopokomil
Dome Prospects
Basuki
SIDIKALANG
(REGENCY CAPITAL)
MEDAN
Dairi CoW
Sarkea CoW Application
Sitapitan
Zn-Bi-Fe
Enggang
Mo-Fe-Zn
Lae Lembara
Pb-Zn-Ag-Mo
SINGKIL
BARU

DAIRI & SARKEA PROJECTS
LOCATION OF MAIN PROSPECTS

HERALD RESOURCES

EXPLORATION



Lae Jehe

Introduction

The Lae Jehe prospect is located about 1.5km north of the main Anjing Hitam orebody and 800m from the planned concentrator site.

Drilling continued through the quarter with one deep drilling rig and part–time use of a shallower rig. Three holes were completed, one in progress and results obtained for two other holes.

Drilling

Drilling at the grid eastern end of Lae Jehe "Deeps" in hole SOP222D, on section 700N (see attached) obtained an intercept of 25.0m massive sulphides (estimated true thickness of 18.6m) of **15.1% Zn, 7.7% Pb** and is about 95m updip from SOP218D with a **16.9m intercept of 15.4% Zn, 8.2% Pb.** These are much akin to Anjing Hitam type massive sulphides. SOP 222D had a very much shortened lower Julu footwall zone before entering Jehe footwall carbonates, inferred to be due to strike faulting.

Both SOP218D and SOP222D intercepts are outside the limits of the previously announced resources of 4.4MT at 10% Zn, 5% Pb.

A further hole, SOP228D, was drilled to intercept updip and this confirmed the faulted nature with an apparent 150m displacement of the Upper Mineral Zone, albeit quite substantially thinned to 2 strands, with the best one an intercept of 1.8m @ 15.4% Zn, 9.4% Pb. These align with intercepts in two updip holes. The fault zone, termed the Bagak, appears to divide the thicker part of the Lae Jehe Deeps from the narrower, multi-strand Shallows. A hole will shortly be drilled to intersect the main horizon at about 100m downdip from SOP218D.

A deep hole currently being drilled on section 600N is targeting the upper mineral zone position between 200m and 100m RL.

Two "Shallows" holes completed at the grid north end, on section 1200N, encountered multiple narrow horizons of variable grade. SOP221D, updip, obtained 5 intercepts including **2.35m @ 16.5% Zn, 10.3% Pb** from 90.75m and **3.3m @ 15.3% Zn, 11.3% Pb** from 102m. SOP223D appears to have obtained intercepts straddling the Bagak Fault zone, including **10.4m @ 3.4% Zn, 2.6% Pb** from 224.60m in a sulphide/shale/siltstone intercalation.

Drilling of at least three more holes will continue at the south end Deeps, before moving to the North end Deeps.

Pre-Feasibility Program

An initial metallurgical testwork program has been commenced on drill-core. This is intended in the first instance to test pre-concentration methods, primarily heavy-media separation, to remove entrained country rock prior to flotation. The standard flotation scheme for Anjing Hitam ore will then be used to produce concentrates.

Although drilling will be ongoing throughout the year, by the end of the March quarter a revised resource assessment will be made to provide an Indicated Resource on which to base a mining design, primarily aimed at recovery of the main horizon in the Deeps, but also targeting more accessible (and mineable) parts of the Shallows as well.


700E
800E
900E
1000E
1100E
1200E
700mRL
600mRL
500mRL
400mRL
300mRL
200mRL
JE
JU
M2
M3
M4
M5
M6
DA
SO
Ju12
SOP169D
SOP12D
SOP168D
SOP228D
SOP222D
SOP218D
2m@1.0/0.3
3m@1.8/0.7
4m@1.3/0.6
3.2m@8.1/3.9
4.7m@7.3/3.3
22m@2.3/0.1
2.3m@2.9/0.8
1.95m@4.1/1.2
2.2m@5.4/2.1
1.8m@15.4/9.4
1.6m@3.2/1.3
6m@3.0/0.6/12
2.2m@4.0/2.3/21
2.9m@1.2/2.6/31
2m@1.9/1.1/10
0.5m@12.7/5.0
25.0m@15.1/7.7
16.9m@15.4/8.2
LEGEND
DA Siltstones/dolomitic siltstones
JU Carbonaceous shales
Upper / Lower Zones massive sulphide horizons
JE Massive quartz veined dolomite
MVT mineralised zones
SO Shale and dolostone
Fault/thrust zones
Base of moderate weathering
Down hole width @ Zn%/Pb%/ppm Ag
SCALE 1: 3000
0 20 40 60 80 100
DAIRI PROJECT - SUMATRA
SOPOKOMIL PROSPECT
LAE JEHE SECTOR
CROSS SECTION 700N



1000mRL
600N
800N
1000N
1200N
1000mRL
800mRL
800mRL
600mRL
600mRL
400mRL
400mRL
200mRL
200mRL
0mRL
0mRL
600N
800N
1000N
1200N
Sapurang Anton
~7m@12.0/21.9
Rob1
219D
1.0m@6.1/3.0
221D
2.8m@15.3/11.3
49D
3.2m@1.7/0.7
205D
2.4m@1.2/0.4
223D (faulted)
0.7m@3.2/1.3
17D
1.6m@1.5/0.9
11D
2.0m@2.5/1.5
12D
1.9m@1.0/0.3
13D
4.0m@11.0/6.3
172D
1.8m@3.0/1.2
207D
1.3m@1.2/0.7
223D
5.8m@3.4/2.6
168D
2.9m@8.1/3.9
171D
2.1m@17.4/11.4
186D.
1.6m@2.7/1.3
169D
1.2m@4.1/1.2
228D
2.0m@5.4/2.1
209D
1.7m@0.8/0.5
173D
3.7m@6.1/2.8
52D
1.6m@10.7/7.5
54D
1.6m@9.0/4.2
208D
8.2m@8.8/4.8
206D
2.4m@9.7/6.9
Fault Zone
215D
8.1m@12.6/5.2
59D
5.2m@10.0/5.6
196D
5.7m@13.1/6.1
222D
18.6m@15.1/7.7
60D
11.0m@11.3/5.4
166D
2.3m@8.7/4.4
167D
5.2m@11.4/7.5
218D
12.9m@15.4/8.2
170D
1.4m@2.4/1.2
240D
Target
Fault Zone
Potential exists for further resources
beneath the fault zone.
SCALE 1: 5000
0 40 80 120 160 200
Published Resource Outline at +5% Zinc Equivalent
Downhole EM Anomaly
Drillhole Pierce Point (est. true width @ %Zn/%Pb)
December Quarter Program
Massive Sulphide Outcrop
LAE JEHE SECTOR
LONGITUDINAL SECTION
Upper Zone, M2 Horizon
Looking to 210 mag.(Grid West)

HERALD RESOURCES

The drillhole results are tabulated below:

Lae Jehe Deeps

Hole	North	East	Dip/ Azimuth (mag)	From (m)	To (m)	Width (m)	ETW (m)	Zn (%)	Pb (%)	Ag (g/t)	Horizon
SOP221D	1190	885	-70°/210°	90.75	93.10	2.35	2.00	16.48	10.34	10	M1
				94.50	96.00	1.50	1.30	9.62	6.60	5	?
				102.00	105.30	3.30	2.85	15.26	11.31	11	M2
				106.30	107.60	1.30	1.20	4.80	2.84	3	?
				136.90	144.80	7.90	6.80	1.20	0.34	4	M3
SOP222D	700	1180	-69°/210°	468.90	469.40	0.50	0.40	12.70	5.04	7	M1
				475.20	500.20	25.00	18.60	15.15	7.72	3	M2
SOP223D	1166	995	-87°/210°	127.25	128.77	1.52	0.80	4.39	8.37	24	M1
				166.30	167.50	1.20	0.70	3.21	1.26	4	?
				206.00	207.30	1.30	0.70	2.65	1.03	2	?
				224.60	235.00	10.40	5.80	3.41	2.64	5	M2
SOP228D	700	1180	-60°/210°	320.90	323.10	2.20	2.00	5.37	2.11	1	M2
				328.30	330.10	1.80	1.70	15.40	9.45	3	M3
				419.00	421.20	2.20	1.70	3.99	2.32	21	M4
				426.05	429.00	2.95	2.30	1.22	2.57	31	M5
				431.10	432.00	0.90	0.70	3.58	2.31	24	?
				434.00	434.92	0.92	0.70	3.50	2.75	22	?
				438.70	445.00	6.30	5.00	1.89	1.06	10	M6
SOP240D	600	1220	-77°/210°	Hole in progress							

Note:
- Azimuth 210° magnetic is equivalent to 270° Lae Jehe Grid
- Holes SOP224G-SOP227G; 230G-237G are geotechnical holes testing potential tailings storage facility sites.
- Holes SOP229, SOP238 and SOP239 are yet to be drilled.

Sinar Pagi

A six hole diamond drilling program of about 2000m, previously planned to start about end November, has been rescheduled for the March quarter at the Sinar Pagi main lode which was cursorily drilled in 2004-2005. The original programs were restricted by limited depth capacity with the rigs used and only provided essentially oxidized mineralization intercepts with erratic Pb/Zn/Ag intercepts.

These include:

SPA01D - 9.1m @ 0.3% Zn, 11.0% Pb, 129g/t Ag;
SPA03D – 15.4m @ 0.7% Zn, 8.5% Pb, 64g/t Ag & 2.0m @ 6.4% Zn, 8.6% Pb, 332g/t Ag
SPA06D – 4.5m @ 0.1% Zn, 22.4% Pb, 52g/t Ag & 6.7m @ 3.4% Zn, 1.1% Pb, 10g/t Ag.

The lode, as intercepted, is a stratabound(?), gossan/quartz breccia zone, hosted by argillite/limestone rocks of the Tapanuli Group, in a similar context to the Sopokomil Dome deposits. Some remnant massive galena mineralization occurs as pods in the zone but most of the values encountered to date have been from oxide material. It is our experience from the "sedex" type deposits to the south that lead can be leached or remobilized while zinc can often be almost entirely leached in the weathering zone. Silver can be remobilized and enhanced.
A ground EM geophysical survey in 2005 indicated a weak conductor.

The drilling rig is expected to arrive at site shortly.


29800N
29900N
30000N
30100N
900mRL
800mRL
700mRL
600mRL
500mRL
18m@0.0/2.8/2 (in surface trench)
23m@0.1/3.1/4
15.4m @ 0.7/8.5/64
2.0m @6.4/8.6/332
4.5m @ 0.1/22.4/52
6.7m @ 3.4/1.1/10
1.5m @ 7.8/0.1/12
SP A003D
SP A002D
SP A006D
Proposed Hole
Proposed Hole
Fixed looped TEM anomaly

LEGEND

Siltstones/ shales

Mineralised zone

Down hole width @ Zn%/Pb%/ppm Ag

SCALE 1: 2500

0 20 40 60 80 100

DAIRI PROJECT - SUMATRA

TIGA LINGGA BLOCK

SINAR PAGI PROSPECT

CROSS SECTION 19900E

HERALD RESOURCES

SARKEA BASE METALS PROJECT

Herald 100%



Introduction

This area is centred about 10km south of the Dairi Project's Anjing Hitam deposit. It is held under a SIPP prospecting permit.

A diamond drilling program commenced at the Sitapitapi zinc prospect in late November with seven shallow holes being completed at the time of writing.

Sitapitapi Drilling Results

The first part of the Sitapitapi program has been aimed at determining the source and extent of a marmatite (zinc sulphide) rich skarn boulder train in an area of zinc soil geochemistry anomalism. An initial fence of 3 holes drilled to intersect the inferred NE dipping zone down-dip from float boulders on a low spur encountered in the first hole - SKA01D, a 1.8m intercept of marmatite rich skarn assaying 10.6% Zn within a 4.5m gossan zone from 0.5m depth. The two down-dip holes did not obtain marmatite rich intercepts but a shallow gossan in the first down-dip hole SKA05D may represent the zone. Otherwise, narrow massive sulphide zones have been intersected in 2 holes out of the 7 completed, but with dominant pyrrhotite, The last hole, SKA07D has a ~4m zone with significant marmatite. No assays are to hand yet.

All of the holes have encountered a dominantly carbonate rich sequence with a variable degree of skarn alteration expressed as garnet/calcsilicate/rhodochroisite. There is disseminated molybdenite (and minor scheelite) in a number of the skarn zones in all holes with some narrow bands of higher grade. This augers well as there is not especially high molybdenum values in soils at Sitapitapi when compared with the strong molybdenum soil anomaly at Bukit Enggang, which will be drilled in the near future. The holes have all bottomed on shallower than anticipated Sarkea Granite – a biotite granite with weak greisen alteration in parts and traces of molybdenite.

The rig is next moving to the Sitapitapi I locality to drill up to 3 holes in a thick magnetite zone which also has some associated zinc values

Hole	North	East	Dip/ Azimuth (mag)	From (m)	To (m)	Width (m)	Zn (%)	Pb (%)	Ag (g/t)	Remarks
SKA01D	**296555**	**399205**	**-60°/180°**	**0.00** **2.05** **3.84**	**2.05** **3.84** **4.55**	**2.05** **1.79** **0.71**	**0.62** **10.69** **1.35**	**0.15** **0.03** **<0.01**	**<5** **4** **<5**	**Gossan** **ZnS skarn** **Gossan**
SKA02D	**296600**	**399125**	**-60°/180°**	**Assays awaited**						
SKA03D	**296675**	**399025**	**-60°/180°**	**Assays awaited**						
SKA04D	**296800**	**398830**	**-60°/180°**	**Assays awaited**						
SKA05D	**296585**	**399205**	**-60°/180°**	**Assays awaited**						
SKA06D	**296665**	**399205**	**-60°/180°**	**Assays awaited**						

Bukit Enggang

Diamond drilling will take place here after completion of the Sitapitapi program.

HERALD RESOURCES

MELUAK GOLD PROJECT
Aceh Province

Herald 26% via Corona Gold Ltd

There were no activities on the ground during the quarter.

The Gay Lues Regency has issued a new SIPP prospecting permit over 2,760ha as of December 13th, 2006. This is somewhat smaller than the original area as it excludes the buffer zone of national park lands surrounding the agricultural enclaves which have been the subject of exploration activities. The known main gold anomalous areas are still within the new permit boundaries.

The Company (Corona) is now free to resume its original drilling program in due course, subject to funding.

The original program was terminated in March, 2005 for security reasons. **The third hole of the program intersected 72m @ 0.54g/t Au from 7m, including 8m @ 1.95g/t.**

HERALD RESOURCES

MONTAGUE GOLD PROJECT
Herald 15% free carried



Broome
MOOKA
WESTERN
AUSTRALIA
Carnarvon
Meekatharra
MONTAGUE
CRATER
Kalgoorlie
PERTH

Airport (M 57/98, M57/99)

Drilling at Airport Central has yielded, in drillhole WRC017, a 22 metre intersection averaging 14.94 g/t Au (uncut) from 130 metres down hole, which includes 9 metres at 33.8 g/t Au (uncut). If a top cut of 30g/t gold is applied to the gold assays, then the corresponding intercept is 22m at 7.56 g/t gold (including 9m at 15.78 g/t gold). The intersection is from an infill hole beneath the central portion of the Whistler pit and was made during an initial round of drilling by farm-in partner WCP Resources Ltd. These are downhole or apparent widths and no estimate of possible true width is given.

An extension hole, WRC018, has been drilled beneath WRC017 but results are not yet available. Whistler has an inferred resource of 106,000 tonnes at 5.7 g/t Au (using a top cut of 15 g/t Au).

Drilling at the nearby Rosie North prospect has also intersected further gold mineralisation. Results include 5 metres at 2.72 g/t Au in WRC08 from 70 metres down hole and 5 metres at 2.38 g/t Au in WRC012 from 130 metres down hole.

N.B. The above information is based on information provided by WCP Resources Ltd, manager of the Montague JV.

CRATER GOLD PROJECT
Herald 20% free carried

No work this quarter.

N.B. The above information is based on information provided by WCP Resources Ltd, manager of the Crater JV.

HERALD RESOURCES – CORPORATE

CORPORATE

Appointment of Non-Executive Director

The Company is pleased to announce the appointment of Mr Brian Hurley as a non-executive director of the Company.

Mr Hurley is a mining engineering graduate of the Western Australian School of Mines. Between 1965 and 1990 he was employed by Western Mining Corporation Ltd in many roles including General Manager, Nickel Division and Senior General Manager, WA.

During this time he also held the position of Vice-Chairman of the Toronto based Nickel Development Institute and also sat as Vice-President of the Western Australian Chamber of Minerals and Energy.

Mr Hurley is Chairman of the annual Diggers & Dealers Mining Forum, and a non-executive director of several other listed mining companies. He is also a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Company Directors.

Cash reserves

At the date of writing, parent company Herald Resources Ltd held cash deposits of A$104M.

M P WRIGHT
Executive Director

NOTE: Sections of information contained in this report that relate to Exploration Results and Mineral Resources (except for the area described below) were compiled or supervised by Mr B Kirkpatrick BSc, MAusIMM, MAIG who is a Member of The Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists. Mr Kirkpatrick, a full-time employee of Herald Resources Limited, has sufficient experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Kirkpatrick consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

HERALD RESOURCES - CORPORATE DIRECTORY

DIRECTORS
T M Allen, (Chairman)
M P Wright, BBus
G J Hutton, BSc (Hons), FAusIMM
B J Hurley, AWASM, MAusIMM

COMPANY SECRETARY
M P Wright

SHARE REGISTRY
Security Transfer Registrars Pty Ltd
770 Canning Highway
APPLECROSS WA 6153
Telephone: 08 9315 0933
Facsimile: 08 9315 2233

AUSTRALIAN BUSINESS NUMBER
15 008 672 071

SHARE CAPITAL
193.6M shares
7.9M options

BANKERS
Macquarie Bank Limited
77 St Georges Tce
PERTH WA 6000

Challenge/Westpac
Banking Corporation
109 St Georges Tce
PERTH WA 6000

AUDITORS
Stanton Partners
1Havelock Street
WEST PERTH WA 6005

SOLICITORS
Blakiston & Crabb
1202 Hay Street
PERTH WA 6005

REGISTERED OFFICE
Level 3/50 Colin Street
WEST PERTH WA 6005
Telephone: 08 9322 2788
Facsimile: 08 9481 1669
Email: hrl@herald.net.au

www.herald.net.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity HERALD RESOURCES LIMITED	
ABN 15 008 672 071	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN JOHN HURLEY
Date of appointment	31 JANUARY 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** NIL

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

END